

16022296

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
NOV 2 1 2016
Washington DC

| SEC FILE NUMBER |
|---|
| 8- 52854 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2015 (MM/DD/YY) AND ENDING September 30, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fenimore Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
384 North Grand Street, P.O. Box 399
(No. and Street)

| Cobleskill | NY | 12043 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Balboa 518 823 1248
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BBD, LLP
(Name – *if individual, state last, first, middle name*)

| 1835 Market Street, 26th Floor | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Balboa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc. as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DIANE NICOLAI
Notary Public State of New York
No. 01NI6305289
Qualified in Schoharie County
Commission Expires June 9, 2018

Signature

Secretary/Treasurer
Title

Diane Nicolai
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✔ **(o) Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Statement**

Fenimore Securities, Inc.

Contents



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholder**
**of Fenimore Securities, Inc.**

We have audited the accompanying statement of financial condition of Fenimore Securities, Inc. (the "***Company***"), a New York corporation, as of September 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fenimore Securities, Inc. as of September 30, 2016, and the results of its operations, the changes in its stockholder's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules titled Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

**BBD, LLP**

**Philadelphia, Pennsylvania**
**November 11, 2016**

**FENIMORE SECURITIES, INC.**
**Statement of Financial Condition**
**September 30, 2016**

| **Assets** | |
|---|---|
| Cash | $ 61,661 |
| Other Assets | 122 |
| **Total Assets** | 61,783 |
| | |
| **Liabilities and Stockholder's Equity** | |
| Accrued Expenses | $ 6,525 |
| Due to Fenimore Asset Management, Inc. | 6,661 |
| **Total Liabilities** | 13,186 |
| | |
| **Stockholders' Equity:** | |
| Capital Stock, no par value; 1,000 shares authorized | |
| 100 shares issued and outstanding | 37,000 |
| Retained Earnings | 11,597 |
| **Total Stockholder's Equity** | 48,597 |
| | |
| **Total Liabilities & Stockholder's Equity** | $ 61,783 |

The accompanying notes are an integral part of these financial statements.

**FENIMORE SECURITIES, INC.**
**Statement of Income**
**Year Ended September 30, 2016**

| | |
|---|---|
| **INCOME** | |
| Expense Reimbursement | $39,745 |
| Interest Income | 28 |
| **Total Income** | 39,773 |
| | |
| **OPERATING EXPENSES** | |
| FINRA/Blue Sky Fees | 31,855 |
| Insurance | 1,026 |
| Office Expense | 181 |
| Professional Services | 6,658 |
| NYS Franchise Taxes | 25 |
| **Total Operating Expenses** | 39,745 |
| | |
| **Net Income** | $ 28 |

The accompanying notes are an integral part of these financial statements.

**FENIMORE SECURITIES, INC.**
**Statement of Changes in Stockholder's Equity**
**Year Ended September 30, 2016**

| | Capital Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| **Balance, beginning of year** | $37,000 | 11,569 | 48,569 |
| Net income | - | 28 | 28 |
| **Balance, end of year** | $37,000 | 11,597 | 48,597 |

**FENIMORE SECURITIES, INC.**
**Statement of Cash Flows**
**Year Ended September 30, 2016**

| | |
|---|---|
| **Cash flows from operating activities** | |
| **Net Income** | $28 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| (Increase)/decrease in assets: | |
| Prepaid Expenses | 3,433 |
| Increase/(decrease) in liabilities: | |
| Due to Fenimore Asset Management, Inc. | 856 |
| **Net cash provided by operating activities and net increase in cash** | 4,317 |
| **Cash** | |
| Beginning of the year | $57,344 |
| **End of the year** | $61,661 |

**Fenimore Securities, Inc.**
**Notes to Financial Statements**
**September 30, 2016**

## 1. Nature of Business and Significant Accounting Policies

**Nature of business**

Fenimore Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), whose sole business is the distribution of shares of registered open end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

**Significant Accounting Policies**

A summary of significant accounting policies follows:

**Cash**

The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

**Income and Expense Recognition**

Interest income and reimbursement income (Note 3) are accrued as earned. Expenses are accrued as incurred.

**Income taxes**

The Company, with the consent of its stockholder, has elected S-Corporation status for U.S. and New York income tax purposes. In lieu of corporation income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for U.S. and/or New York income taxes has been included in the accompanying financial statements.

The Company has evaluated the tax positions taken in preparing its Federal and New York income tax returns, including the determination that it qualifies for Federal and New York tax purposes as an S-Corporation, and has determined that none of its tax positions are uncertain. Federal and New York tax returns, filed by the Company within the three years ended September 30, 2016, are subject to examination by taxing authorities, including the Internal Revenue Service. No examination of the Company's income tax returns is currently in progress.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## 2. Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2016, and as more fully described in the supplementary Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1, the Company had net capital of $48,475 which was $23,475 in excess of its required net capital of $25,000. The Company's net capital ratio was .27 to 1.

## 3. Distribution Agreement and Related Parties

The Company entered into a Distribution Agreement with Fenimore Asset Management Trust (the "Trust"), an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement, the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust.

On a quarterly basis the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2016, the Company received $0 from the Funds under the Plan, and incurred $0 for dealers' distribution costs.

The Company entered into the Administrative Service Agreement (the "Service Agreement") with FAM Shareholder Services, Inc., an affiliated company whose shareholder is also the stockholder of the Company. The Service Agreement stipulates that FAM Shareholder Services, Inc. provides the services of its employees in the conduct of the Company's business, office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filings with government agencies. The Company is not charged for any costs related to these services and therefore these expenses are not reflected in the Company's Statement of Income. The Service Agreement is terminable on 60 days written notice by either party.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all of its expenses which are not covered by FAM Shareholders Services, Inc. under the Service Agreement described in the previous paragraph. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's

Investment Management Agreement or Distribution Agreement. During the year ended September 30, 2016 the Investment Manager reimbursed the Company $39,745. As of September 30, 2016, the Company owed the Investment Manager $6,661.

**4. Concentration of Credit Risk**

The Company's source of revenue is from the Investment Manager. If the Investment Manager were unable to meet its contractual obligations under the Reimbursement Agreement, as discussed in Note 3, the Company would have no source of revenue. Management believes the potential for default by the Investment Manager is minimal.

**5. Contingencies and Commitments**

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

**6. Subsequent Events**

Management has evaluated subsequent events through November 11, 2016, the date the Company's financial statement were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

**FENIMORE SECURITIES, INC.**
**Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1**
**September 30, 2016**

| | |
|---|---|
| **Total Stockholder's Equity** | 48,597 |
| **Deductions** | |
| Non-allowable assets | |
| Other Assets | (122) |
| Net Capital | 48,475 |
| | |
| Aggregate Indebtedness | |
| Accrued expense and other liabilities | 13,186 |
| Total aggregate indebtedness | 13,186 |
| | |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness | 25,000 |
| | |
| Excess Net Capital | 23,475 |
| | |
| Ratio of aggregate indebtedness of net capital | 0.27 to 1 |

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with FINRA as of September 30, 2016.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RULE 15C3-3 Exemption Statement

**To the Board of Directors and Stockholder of Fenimore Securities, Inc.**

We have reviewed management's statement, included in the accompanying Statement Pursuant to Rule 15c3-3 under which (1) Fenimore Securities, Inc. (the ***"Company"***) identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (paragraph (k)(1)(i)) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)(i) of Rule 15c3-3 under the Securities Act of 1934.

BBD, LLP

**BBD, LLP**

**Philadelphia, Pennsylvania**
**November 11, 2016**

Fenimore Securities, Inc.
Statement Pursuant to Rule 15c3-3
Year Ended September 30, 2016

For the year ended September 30, 2016 the distribution transactions of the Company have been limted to the sale and redemption of redeemable securities or registered open end investment companies, and the Company is therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).

The Firm met the identified exempted provisions from Rule 15c3-3 throughout the most recent fiscal year without exception.

Schedule of Form SIPC-3 Revenues for the year ended September 30, 2016.

| **Amount ($)** | **Business Activities through which revenue was recorded** |
|---|---|
| $0 | Business conducted outside of the United States and its territories and possessions |
| $0 | Distribution of shares of registered open end investment companies or unit investment trusts |
| $0 | Sale of variable annuities |
| $0 | Insurance commission and fees |
| $0 | Investment advisory services to one of more registered investment companies or insurance company separate accounts |
| $0 | Transactions in securities futures products |
| **$0** | **Total Revenues** |



Secretary/Treasurer
Fenimore Securities, Inc.



## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM* RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

**To the Board of Directors and Stockholder**
**Fenimore Securities, Inc.**

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Fenimore Securities, Inc. (the ***"Company"***) for the year ended September 30, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on November 11, 2016. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended September 30, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with the Public Company Accounting Oversight Board (United States), we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended September 30, 2016 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of the Company taken as a whole.

BBD, LLP

**BBD, LLP**

**Philadelphia, Pennsylvania**
**November 11, 2016**